UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8

Telephone: (604) 733-5400 Fax: (604) 734-8300

Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

NEWS RELEASE

RESTATEMENT OF FINANCIAL RESULTS

Vancouver, British Columbia - September 26, 2003

International Hi-Tech Industries Inc. (the "Corporation") announced that it is restating its financial statements for the years ended December 31, 2001 and 2002 and for the interim periods ended March 31 and June 30, 2003. The Corporation is also restating its financial statements previously filed and furnished in the United States. The Corporation is amending the accounting treatment for non-refundable fees and deposits generated pursuant to memorandums of understanding or interim joint venture agreements ("IJVs") entered into with potential joint venture partners.

The Corporation had previously reported these non-refundable fees and deposits as revenue at a time when these amounts were received. Management has now determined that non-refundable fees and deposits relating to license rights received by the Corporation pursuant to IJVs should have been deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Corporation has determined to occur upon the formation of a joint venture, and the Corporation's ability to deliver the technology to exploit the license. Non-refundable fees and deposits relating to IJVs which have been cancelled by the Corporation, in accordance with the terms of the IJVs, are recorded as revenue in the period that the notice of cancellation is issued.

For the years ended December 31, 1995 to 2000, the restatement reduced aggregate revenue from $6,048,806 to nil and for the year ended December 31, 2001, from $3,906,057 to nil. Deferred revenue for the said years increased accordingly from nil to $9,741,561. The restatement also increased the loss for the 2001 year from $1,025,332 to $2,738,762, or from $0.01 per share to $0.05 per share.

For the year ended December 31, 2002, the restatement reduced revenue from $3,808,446 to nil, however increased gain on cancellation of licence rights from nil to $3,293,839 and increased deferred revenue from nil to $10,256,168. The restatement also decreased the loss for the year from $2,107,600 to $2,090,948 to remain at $0.03 per share.

For the quarter ended March 31, 2003, the restatement reduced revenue from $1,840,914 to nil and increased deferred revenue accordingly. The restatement also increased the loss for the quarter from $297,946 to $1,411,974 to remain at $0.01 per share.

The financial statements for June 30, 2003 as previously filed, were prepared on the basis of the changed accounting procedures, however, the statements have been restated to reduce the loss for the period from $3,121,093 to $2,727,474 to remain at $0.02 per share.

The above sets out only certain material changes to the financial statements, however, for more details on the changes to the statements, see the amended and restated financial statements and amended and restated year end and quarterly reports which will be available to the public on SEDAR at www.sedar.com.

The restatement, although reducing revenue, increasing deferred revenue and increasing losses as noted, has not impacted the Corporation's cash flow or working capital for the relevant periods.

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ "Roger A. Rached"

ROGER A. RACHED, PRESIDENT

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:
Telephone: 604-733-5400
Fax: 604-734-8300
Email: info@ihi.ca

Media Contact:
Susan Hahn & Associates
Telephone: 212-986-6286
Fax: 212-949-7274
Email: SusanHahn@nyc.com

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect the management's view only as of the date hereof. The Company undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

BC FORM 53-901F

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND UNDER SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

Item 1 Reporting Issuer

International Hi-Tech Industries Inc.
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

Telephone: (604) 733-5400

Item 2. Date of Material Change

September 26, 2003

Item 3. Press Release

September 26, 2003

Item 4. Summary of Material Change

International Hi-Tech Industries Inc. (the "Corporation") announced that it is restating its financial statements for the years ended December 31, 2001 and 2002 and for the interim periods ended March 31 and June 30, 2003. The Corporation is also restating its financial statements previously filed and furnished in the United States. The Corporation is amending the accounting treatment for non-refundable fees and deposits generated pursuant to memorandums of understanding or interim joint venture agreements ("IJVs") entered into with potential joint venture partners.

Item 5. Full Description of Material Change

The Corporation announced that it is restating its financial statements for the years ended December 31, 2001 and 2002 and for the interim periods ended March 31 and June 30, 2003. The Corporation is also restating its financial statements previously filed and furnished in the United States. The Corporation is amending the accounting treatment for non-refundable fees and deposits generated pursuant to memorandums of understanding or IJVs entered into with potential joint venture partners.

The Corporation had previously reported these non-refundable fees and deposits as revenue at a time when these amounts were received. Management has now determined that non-refundable fees and deposits relating to license rights received by the Corporation pursuant to IJVs should have been deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Corporation has determined to occur upon the formation of a joint venture, and the Corporation's ability to deliver the technology to exploit the license. Non-refundable fees and deposits relating to IJVs which have been cancelled by the Corporation, in accordance with the terms of the IJVs, are recorded as revenue in the period that the notice of cancellation is issued.

For the years ended December 31, 1995 to 2000, the restatement reduced aggregate revenue from $6,048,806 to nil and for the year ended December 31, 2001, from $3,906,057 to nil. Deferred revenue for the said years increased accordingly from nil to $9,741,561. The restatement also increased the loss for the 2001 year from $1,025,332 to $2,738,762, or from $0.01 per share to $0.05 per share.

For the year ended December 31, 2002, the restatement reduced revenue from $3,808,446 to nil, however increased gain on cancellation of licence rights from nil to $3,293,839 and increased deferred revenue from nil to $10,256,168. The restatement also decreased the loss for the year from $2,107,600 to $2,090,948 to remain at $0.03 per share.

For the quarter ended March 31, 2003, the restatement reduced revenue from $1,840,914 to nil and increased deferred revenue accordingly. The restatement also increased the loss for the quarter from $297,946 to $1,411,974 to remain at $0.01 per share.

The financial statements for June 30, 2003 as previously filed, were prepared on the basis of the changed accounting procedures, however, the statements have been restated to reduce the loss for the period from $3,121,093 to $2,727,474 to remain at $0.02 per share.

The above sets out only certain material changes to the financial statements, however, for more details on the changes to the statements, see the amended and restated financial statements and amended and restated year end and quarterly reports which will be available to the public on SEDAR at www.sedar.com.

The restatement, although reducing revenue, increasing deferred revenue and increasing losses as noted, has not impacted the Corporation's cash flow or working capital for the relevant periods.

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

Item 6. Reliance on Section 85(2) of the Act

Not applicable

Item 7. Omitted Information

None

Item 8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Roger A. Rached, President
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

Telephone: (604) 733-5400

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

September 26, 2003 /s/ Roger A. Rached
Date Signature

Roger A. Rached
Name

President
Position

Vancouver, B.C.
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: September 29, 2003

Roger A. Rached, President & CEO